Mail Stop 6010


      August 10, 2005

Mr. Dane D. Anderson
Chief Financial Officer
Mocon,  Inc.
7500 Boone Avenue North
Minneapolis, Minnesota 55428


      Re:	Mocon, Inc.
      Form 10-K for the year ended December 31, 2004
		File No. 000-09273

Dear Mr. Anderson:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.




      Sincerely,


							Martin F. James
							Senior Assistant Chief
Accountant